UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 10, 2011

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

D-80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Additional Information (III) (preliminary and unaudited)

Legal Proceedings

Signature page

Key figures Q4 and fiscal 20111,2

1	New orders; Adjusted or organic growth rates of revenue and new orders; Total Sectors Profit; ROCE (adjusted); Free cash flow and cash conversion rate; Adjusted EBITDA; Net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

2	July 1, 2011 — September 30, 2011 and October 1, 2010 — September 30, 2011.

3	Adjusted for portfolio and currency translation effects.

4	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items are allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in equal portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

5	Earnings per share — attributable to shareholders of Siemens AG. For fiscal 2011 and 2010 weighted average shares outstanding (basic) (in thousands) for the fourth quarter amounted to 874,126 and 869,306, respectively and for the fiscal year to 873,098 and 868,244 shares, respectively.

6	Discontinued operations primarily consist of OSRAM, Siemens IT Solutions and Services, the former Communication activities and Siemens VDO Automotive.

7	Continuing and discontinued operations.

Volume	(preliminary and unaudited; in millions of €, except where otherwise stated)
			% Change				% Change
	Q4 2011	Q4 2010	Actual	Adjusted[3]	FY 2011	FY 2010	Actual	Adjusted[3]
Continuing operations
New orders	21,157	21,589	(2)%	2%	85,582	74,055	16%	16%
Revenue	20,351	19,403	5%	9%	73,515	68,978	7%	7%

Earnings
	Q4 2011	Q4 2010	% Change		FY 2011	FY 2010	% Change
Total Sectors
Adjusted EBITDA	2,867	2,488	15%		10,299	9,680		6%
Total Sectors Profit[4]	2,166	791	174%		9,093	6,673		36%
in % of revenue (Total Sectors)	10.6%	4.1%			12.4%	9.8%
Continuing operations
Adjusted EBITDA	2,578	2,049	26%		10,596	9,805		8%
Income from continuing operations	1,228	(42)	n/a		7,011	4,262		65%
Basic earnings per share (in € )5	1.33	(0.13)	n/a		7.82	4.72		65%
Continuing and discontinued operations6
Net income	1,231	(396)	n/a		6,321	4,068		55%
Basic earnings per share (in € )[5]	1.34	(0.54)	n/a		7.04	4.49		57%

Capital efficiency
	Q4 2011		Q4 2010		FY 2011		FY 2010
Continuing operations
Return on capital employed (ROCE) (adjusted)	17.6%		0.2%		24.0%			13.4%
Continuing and discontinued operations6
Return on capital employed (ROCE) (adjusted)	16.1%		(4.1)%		20.7%			12.9%

Cash performance
	Q4 2011		Q4 2010		FY 2011		FY 2010
Continuing operations
Free cash flow	3,480		2,931		5,885			7,043
Cash conversion rate	2.83		>1		0.84			1.65
Continuing and discontinued operations6
Free cash flow	3,423		2,955		5,150			7,013
Cash conversion rate	2.78		>1		0.81			1.72

Liquidity and capital structure
	September 30, 2011				September 30, 2010
Cash and cash equivalents	12,468				14,108
Total equity (Shareholders of Siemens AG)	31,530				28,346
Net debt	4,995				5,560
Adjusted industrial net debt	(1,534)				2,189

Employees — in thousands
	September 30, 2011				September 30, 2010
	Continuing operations		Total7		Continuing operations		Total7
Employees	360		402		336			405
Germany	116		127		110			128
Outside Germany	244		275		225			277

Earnings Release Q4 2011

July 1 to September 30, 2011

Munich, Germany, November 10, 2011

Strong End to an Excellent Year

Revenue and income rise, Q4 cash hits new high

Full-year outlook achieved

Peter Löscher, President and Chief Executive Officer of Siemens AG

“With a strong fourth quarter in a turbulent economic environment, we ended fiscal 2011 with record operating results. With our new organization into four Sectors we have aligned our business even more closely with our customers. Siemens has a strong portfolio and stands for stability and confidence in troubled times. We are well positioned for moderate revenue growth in fiscal 2012 and surpassing the €100 billion revenue threshold in the medium term.”

Financial Highlights:

•

Revenue for the fourth quarter rose 5%, to €20.351 billion, with increases in all regions including strong emerging market growth. Organic revenue grew 9% compared to the prior-year period, excluding currency translation and portfolio effects.

•	Orders came in at €21.157 billion, below the prior-year period but 2% higher on an organic basis. The book-to-bill ratio for the quarter was 1.04 and the order backlog was €96 billion.

•	Siemens’ Sectors continued their strong execution, delivering Total Sectors Profit of €2.166 billion, including €231 million in impairment charges in the solar business.

•	Income from continuing operations rose to €1.228 billion and corresponding basic EPS was €1.33.

•	An outstanding fourth-quarter cash performance in the Sectors lifted Free cash flow from continuing operations to €3.480 billion, well above last year’s strong closing quarter.

•

For fiscal 2011, Siemens achieved its outlook for financial results. Revenue rose 7% year-over-year, to €73.515 billion, and orders increased 16%, to €85.582 billion. Total Sectors Profit climbed 36% year-over-year, to €9.093 billion, and income from continuing operations reached €7.011 billion. Siemens proposes a dividend of €3.00 per share compared to €2.70  per share in fiscal 2010.

Table of Contents
Siemens	2-4

Sectors, Equity Investments, Financial Services	5-10

Corporate Activities	11

Divestment of Siemens IT Solutions and Services, Outlook	12

Notes and Forward – Looking Statements	13-14

Media Relations:

Alexander Becker

Phone: +49 89 636-36558

E-mail: becker.alexander@siemens.com

Oliver Santen

Phone: +49 89 636-36669

E-mail: oliver.santen@siemens.com

Siemens AG,

80333 Munich, Germany

Siemens      2

Orders and Revenue

Solid increase in revenue,

stable order development

Revenue rose 5% compared to the fourth quarter a year earlier, reflecting rapid order growth in recent quarters. New orders came in 2% lower compared to the prior-year quarter. On an organic basis, excluding currency translation and portfolio effects, fourth-quarter revenue increased 9% year-over-year. Organic order growth of 2% included increases in Industry and Healthcare and level orders in Energy. The book-to-bill ratio for Siemens overall was 1.04, and the backlog (defined as the sum of the order backlogs of our Sectors) remained strong at €96 billion at the end of the quarter.

Revenue rises in all regions

Revenue for Industry rose 8%, on higher revenue at all Divisions except Mobility. Energy took its revenue up 7%, with all Divisions contributing to the increase. Reported fourth-quarter revenue for the Healthcare Sector was nearly unchanged year-over-year. Organic revenue was higher for all three Sectors, including double-digit growth for Industry and Energy.

On a geographic basis, revenue rose in all three regions, led by 12% growth in Asia, Australia. Emerging markets on a global basis grew faster than revenue overall, at 8% year-over-year, and accounted for €7.235 billion, or 36%, of total revenue for the quarter.

Sectors hold their ground

in order development

Industry and Healthcare reported slight increases in new orders compared to the fourth quarter a year earlier. Energy saw a modest decline compared to the prior-year period, which included a higher volume from major orders.

On a geographic basis, the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME) delivered order growth of 3%. Orders fell in the Americas due primarily to strong negative currency translation effects in the U.S., and in Asia, Australia which had a lower volume from major orders. Emerging markets on a global basis accounted for €6.852 billion, or 32%, of total orders for the quarter. Due to a high basis of comparison in the prior-year period, emerging markets reported a 7% decrease year-over-year.

Book-to-Bill ratio

1.11
1.18
1.17
1.29
1.04
21,589
19,403
20,837
17,603
20,651
17,717
22,937
17,844
21,157
20,351
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011

Figures in millions of €

New Orders Revenue Book-to-Bill ratio

New Orders & Revenue

	Q4 2010	Q4 2011	% Change Actual	% Change Adjusted*
New Orders	21,589	21,157	(2)%	2%
Revenue	19,403	20,351	5%	9%

Figures in millions of €

* Excluding currency translation and portfolio effects.

New Orders & Revenue by Region

New Orders
5%
3%
10,726
11,083
58%
57%
2,746
4,317
(1)%
(8)%
6,663
6,112
(2)%
(10)%
4,634
4,169
(3)%
(6)%
4,201
3,962
4%
(1)%
1,513
1,492
(12)%
(15)%
818
693
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
therein: India
Revenue
5%
3%
10,306
10,641
4%
4%
2,854
2,963
12%
3%
5,372
5,530
9%
0%
3,720
3,705
16%
12%
3,726
4,180
18%
12%
1,680
1,886
30%
22%
587
717

Figures in millions of €

Q4 2010 Q4 2011 Actual change * Commonwealth of Independant States
Adjusted change (throughout excluding currency translation and portfolio effects).

New Orders & Revenue by Sector

New Orders
3%
0%
8,585
8,610
0%
(3)%
9,061
8,775
5%
0%
3,798
3,812
Industry Sector
Energy Sector
Healthcare Sector
Revenue
11%
8%
8,534
9,213
11%
7%
7,260
7,745
4%
0%
3,413
3,407

Figures in millions of €

Q4 2010 Q4 2011 Actual change
Adjusted change

Siemens      3

Income and Profit

Strong year-end quarter

for Total Sectors Profit

Total Sectors Profit reached €2.166 billion in the fourth quarter, led by profit of €1.041 billion in Industry. Energy contributed €631 million, below the prior-year level due primarily to impairment charges of €231 million at the solar business, and Healthcare delivered a strong year-end quarter with €494 million in profit. Total Sectors Profit was held back by negative effects of €88  million from hedging activities not qualifying for hedge accounting related to price volatility in commodities markets, with the strongest influence on profit development coming in Power Transmission, Building Technologies and Drive Technologies.

For comparison, Total Sectors Profit of €791 million in the same period a year earlier included a number of significant burdens on profit, primarily impairment charges in Healthcare’s Diagnostics business totaling €1.204 billion. Healthcare also took €96 million in charges associated with the particle therapy business, while Industry took charges of €125 million related to a project engagement with a local partner in the U.S. and charges of €113 million related to staff reduction measures.

Improved results below the

Sectors

Income from continuing operations reached €1.228 billion in the fourth quarter, with a corresponding basic EPS of €1.33. In the prior-year period, continuing operations posted a loss of €42 million and basic EPS was a negative €0.13. While the main factor in the difference year-over-year was higher Total Sectors Profit, results below the Sectors also improved year-over-year. In particular, Corporate Treasury activities generated positive income before income taxes and the loss from Equity Investments fell sharply. Expenses for Corporate items came in lower compared to the prior-year period, which included €267  million (pre-tax) related to a special remuneration for non-management employees worldwide.

Positive contribution from

discontinued operations

Net income was €1.231 billion in the fourth quarter compared to a net loss of €396 million in the prior-year quarter. Corresponding basic EPS improved to €1.34 from a negative €0.54. Within net income (loss), discontinued operations swung to a positive €3 million compared to a negative €354 million a year earlier. This improvement was due to income (loss) from discontinued operations related to Siemens IT Solutions and Services, which was a negative €6 million in the current quarter compared to a negative €361 million in the fourth quarter a year earlier. Income from discontinued operations related to OSRAM was €54 million compared to €65 million in the prior-year period. OSRAM reported a 6% revenue increase compared to the fourth quarter a year earlier, and 7% growth on an organic basis, on demand for general and specialty lighting products.

Siemens      4

Cash, Return on Capital Employed (ROCE), Pension Funded Status

Strong year-end cash

performance in the Sectors

Free cash flow at the Sector level climbed to €4.256 billion in the fourth quarter, up 17% from an already high level in the same period a year earlier. Industry was the primary contributor to the increase, due to higher Sector profit and positive effects from net working capital management. Free cash flow from continuing operations increased from €2.931 billion in the prior-year period to €3.480 billion in the current quarter, due mainly to the exceptionally strong cash performance at the Sector level.

Free cash flow from discontinued operations was a negative €57 million compared to a positive €24 million in the fourth quarter a year ago. The change year-over-year is related primarily to OSRAM.

ROCE increases on higher income

from continuing operations

On a continuing basis, ROCE (adjusted) rose to 17.6% in the fourth quarter, up from 0.2% a year earlier. The increase was due mainly to higher income from continuing operations compared to the prior-year period, when ROCE was burdened by the €1.204 billion (pre-tax) in impairments at Healthcare. To a lesser extent, ROCE (adjusted) rose also on a reduction in average capital employed compared to the prior-year period.

Pension plan underfunding

increases

The underfunding of Siemens’ pension plans as of September 30, 2011 amounted to approximately €6.5 billion, compared to an underfunding of approximately €5.4 billion at the end of the third quarter. The change was due to an increase in Siemens’ defined benefit obligation (DBO) resulting from a decrease in the discount rate assumption as of September 30, 2011, and from accrued service and interest costs. The underfunding mentioned above included approximately €0.3 billion related to Osram as of September 30, 2011. A year earlier, pension plan underfunding as of September 30, 2010 amounted to €7.4 billion.

Sectors      5

Industry Sector

Profit tops €1 billion on

broad-based revenue growth

In a strong year-end quarter, the Industry Sector increased its profit to €1.041 billion, with Industry Automation and Drive Technologies Divisions accounting for the majority of Sector profit for the quarter. All Divisions in the Sector contributed higher profit in the current period, while profit in the prior-year period was held back by charges of €125  million related to a project engagement with a local partner in the U.S. and €113 million in charges related to staff reduction measures.

Double-digit revenue growth at Industry Automation and Drive Technologies drove revenue for the Sector up 8%. On a geographic basis, revenue was up in all three reporting regions. Industry Automation and Drive Technologies also generated double-digit increases in orders compared to the same quarter a year earlier. Due to a high basis of comparison at Industry Solutions in the prior-year period, fourth-quarter orders for the Sector increased only slightly year-over-year. On a regional basis, orders were up 13% in Europe/CAME and nearly level in Asia, Australia, while a decline in the Americas was due primarily to the high basis of comparison just noted for Industry Solutions. For the Sector as a whole, currency translation effects took 3 percentage points from reported growth in both revenue and orders. Industry’s book-to-bill ratio was 0.93 and its order backlog was €32 billion at the end of the quarter.

Profit hits new high,

all regions show growth

Industry Automation led all Divisions in the Sector with profit of €398 million, up 23% compared to the same quarter a year earlier. On the strength of 13% revenue growth, the Division kept capacity utilization high and improved its business mix year-over-year. For comparison, profit in the prior-year period benefited from a gain of €19  million on the sale of a business. Orders climbed 10%, with increases in all regions led by double-digit growth in Asia, Australia. Revenue also rose in all three reporting regions, with double-digit increases in Europe/CAME and the Americas. Purchase price allocation (PPA) effects related to the fiscal 2007 acquisition of UGS Corp. (UGS) were €34 million in the current period compared to €39 million a year earlier.

Broad-based growth

drives profit higher

Fourth-quarter profit at Drive Technologies climbed to €307 million. Profit development was influenced by continued spending for R&D and, to a lesser extent, negative effects related to commodities as described earlier. For comparison, profit in the prior-year period was burdened by €28 million related to staff reduction measures. Revenue rose 16% in the current quarter, driving capacity utilization higher. Revenue growth came from all regions, including double-digit increases in Europe/CAME and Asia, Australia. Orders jumped 30% compared to the fourth quarter a year ago, on increases in all regions led by strong demand in the Americas.

Sectors      6

Order development also included an internal order from the Mobility Division, which won a €3.7 billion rolling stock order in the third quarter.

Stable profit and

revenue growth

Building Technologies contributed €135 million to Sector profit in the fourth quarter, nearly unchanged compared to the prior-year quarter.

Both periods included burdens on profit, including negative effects related to commodities in the current period as described earlier, and €20 million in charges related to staff reduction measures in the prior-year quarter. Revenue rose 6% year-over-year, on revenue increases in all regions led by Asia, Australia. Orders were up 2%, as growth in the Americas more than offset declines in Asia, Australia and Europe/CAME.

Profit climbs on order

conversion in metals

Profit at Industry Solutions reached €87 million in the fourth quarter. In the same period a year earlier, the Division posted a loss after taking €125 million in charges related to a project engagement with a local partner in the U.S. and €62 million in charges related to staff reduction measures. Fourth-quarter revenue rose 6%, driven by conversion of the Division’s strong order backlog in its metals technologies business. Orders showed a decline compared to the prior-year period, which included two major orders in the Americas.

Continued solid performance

Mobility took its profit up to €125 million in the fourth quarter. Revenue declined 3% and orders were up 1% compared to the same quarter a year earlier.

Sectors      7

Energy Sector

Broad-based revenue growth,

profit impact from impairment

The Energy Sector reported profit of €631 million, significantly lower than a year earlier due primarily to impairment charges of €231 million at the Sector’s solar business. Energy also increased spending for R&D associated with business expansion.

Conversion of the Sector’s strong order backlog took fourth-quarter revenue up 7% year-over-year. All Divisions contributed to the revenue increase, led by double-digit growth at Renewable Energy and Oil & Gas. On a regional basis, revenue rose in all regions with the highest increases recorded in Asia, Australia. Strong fourth-quarter orders included two major contract wins for offshore wind farms at Renewable Energy, but still came in 3% lower than the prior-year period which included a higher volume from major orders in other Divisions, primarily in Fossil Power Generation. Orders climbed in the Americas and were lower in Asia, Australia and Europe/CAME. Negative currency translation effects took 4 percentage points from reported revenue growth and 3 percentage points from reported order growth in the quarter. The book-to-bill ratio was 1.13, and Energy’s order backlog was €58 billion at the end of the fourth quarter.

Profit climbs on

strong project execution

Fossil Power Generation led all Siemens Divisions with €407 million in fourth-quarter profit, a 10% increase year-over-year driven by excellent project execution in the solutions business. A less favorable business mix compared to recent periods included a lower contribution from the service business. Revenue rose 5% compared to the prior-year period on conversion of orders from the Division’s strong order backlog. As expected, new orders came in substantially below the prior-year period after four consecutive quarters of particularly strong order intake. For comparison, the fourth quarter a year ago included a significantly higher volume from major orders in both the solutions and service businesses.

Strong growth in wind,

impairments at solar business

Renewable Energy continued its growth trend in the fourth quarter and recorded new highs for both revenue and orders. Fourth-quarter revenue came in 18% higher year-over-year. New orders were up 67% from the prior-year period, including a substantially higher volume from major orders. The largest contract wins were for two large offshore wind-farms from customers in Denmark and Germany. The Division also won several large orders for onshore wind-farms from other countries, further improving its regional balance. The wind power business maintained its earnings contribution year-over-year,

Sectors      8

despite continuing pricing pressure. During the quarter Siemens completed an assessment of the growth prospects and long-term market development for the concentrated solar power business. Following completion of the impairment test, the solar business took impairment charges totaling €231 million in the fourth quarter, including €128 million for goodwill. Along with continued operational losses in the solar business, this resulted in a loss for Renewable

Energy in the fourth quarter.

Service business leads

revenue and profit higher

Profit at Oil & Gas rose to €129 million on a 14% increase in revenue, including a revenue-driven earnings increase in the service business. Fourth-quarter orders for the Division came in slightly below the prior-year level.

Continued pricing pressure

holds back profit

Power Transmission delivered

revenue and orders at nearly the same levels as in the fourth quarter a year earlier, but saw its profit decline to €154 million due in part to ongoing pricing pressure. This effect was strongest in the transformers and high-voltage substation businesses, which have attracted new market entrants based in lower-cost countries. In addition, profit was held back by significant negative effects related to commodities as described earlier.

Stable revenue and profit,

continued focus on R&D

Power Distribution contributed €104 million in profit in the fourth quarter, after another increase in R&D spending, including on new technologies such as smart grids. Revenue rose 2% compared to the prior-year period, while fourth-quarter orders came in 3% lower year-over-year.

Sectors      9

Healthcare Sector

Strong year-end

profit performance

The Healthcare Sector took fourth-quarter profit up to €494  million,

including a strong earnings performance from its major imaging and therapy systems businesses. For comparison, the Sector’s loss of €796 million in the fourth quarter a year ago included charges for impairments totaling €1.204 billion at Diagnostics and €96 million in charges related to the particle therapy business. In the current period, a loss of €32 million on the sale of a healthcare IT business in France was largely offset by the release of reserves totaling €26 million related to a customer loan and receivables in the audiology business. The Sector expects burdens on profit in coming quarters from measures aimed at improving its competitive position.

Profit at Diagnostics was €63 million, compared to a loss of €1.142 billion in the fourth quarter a year ago due to the impairments mentioned above. PPA effects related to past acquisitions at the diagnostics business were €42  million in the current quarter, compared to €47 million a year earlier. Operational challenges are expected to continue in coming quarters.

Fourth-quarter revenue for Healthcare was nearly unchanged year-over-year, and orders were up slightly. The imaging and therapy systems businesses delivered solid growth in both revenue and orders. For the Sector as a whole, negative currency translation effects took 5 percentage points from reported revenue growth and 4 percentage points from reported order growth in the quarter. The book-to-bill ratio was 1.12, and Healthcare’s order backlog was €7 billion at the end of the fourth quarter. On a geographic basis, 11% revenue growth in Asia, Australia and modest growth in the Americas offset a decline in Europe/CAME. Orders grew even faster in Asia, Australia, with a 25% increase compared to the prior-year period. Europe/CAME posted a small increase and orders fell in the Americas. On a global basis, emerging markets delivered 6% revenue growth and 20% order growth.

Revenue and orders at Diagnostics for the current quarter reached their highest quarterly levels in fiscal 2011, but came in 4% below the respective prior-year levels. Revenue was €935 million and orders were €930 million, down from €978  million and €968  million, respectively, in the fourth quarter a year earlier. Negative currency translation effects took 5 percentage points from reported growth for both revenue and orders. On a geographic basis, revenue and orders both showed a double-digit increase in Asia, Australia, which was more than offset by declines in the other two reporting regions.

Equity Investments and Financial Services      10

Equity Investments and Financial Services

Lower Loss from

Equity Investments

Equity Investments posted a loss of €49 million in the fourth quarter compared to a loss of €181 million in the same period a year earlier. The difference is related primarily to Siemens’ stake in Nokia Siemens Networks B.V. (NSN), which resulted in an equity investment loss of €76 million compared to a loss of €241 million in the prior-year period. NSN reported to Siemens that it recorded restructuring charges and integration costs totaling €26 million in the current quarter compared to €49 million in the prior-year period, and continues to face broad business and market challenges in implementing its strategy.

At the end of the fourth quarter, in order to strengthen NSN’s financial position, Nokia and Siemens each provided new equity of €500 million and received preferred shares in return. The increase in equity did not change the existing shareholding ratio between Nokia and Siemens. Results from Equity Investments are expected to remain volatile in coming quarters, including material impacts related to repositioning activities at NSN.

Financial Services launches

growth strategy

In the fourth quarter, Financial Services (SFS) generated €123 million in profit (defined as income before income taxes). For comparison, profit of €136 million in the prior-year period benefited from net gains related to various investments. In the current period, SFS announced a growth strategy which includes even stronger support for the operating businesses of Siemens, leading to increased expenses and to higher net cash outflows at the end of the quarter primarily relating to growth in the commercial finance business. These higher net cash outflows, which had no significant impact on Free cash flow, primarily led to an increase in

Total assets to €14.602 billion.

In October 2011, after the close of the fourth quarter, SFS sold part of its stake in Bangalore International Airport Limited, a public-private partnership, reducing its participation from 40% to 26%. SFS recorded a high-double-digit million gain.

Centrally Managed Portfolio Activities, Corporate Activities and Eliminations      11

Centrally Managed Portfolio Activities, Corporate Activities and Eliminations

Lower loss from Centrally

managed portfolio activities

Centrally managed portfolio activities posted a loss of €23 million in the fourth quarter. For comparison, the loss of €85 million in the same quarter a year earlier included a net loss of €92 million related to the electronics assembly systems business, due primarily to provision of €106  million recorded in connection with an expected loss from the sale of the business. That sale was announced in the fourth quarter of fiscal 2010 and closed in the second quarter of fiscal 2011. While both periods under review included losses related to former business activities of Siemens IT Solutions and Services, which were not classified as discontinued operations and were therefore reclassified as Centrally managed portfolio activities, these losses were higher in the current period.

Higher gains on

real estate disposals

Income before income taxes at Siemens Real Estate (SRE) was €2 million in the fourth quarter, up from a loss of €25 million in the same period a year earlier. The current quarter included higher gains related to disposals of real estate. Siemens has now completed its multi-year program of bundling real estate assets into SRE. SRE expects to continue with real estate disposals depending on market conditions.

Lower net expenses for

Corporate items and pensions

Corporate items and pensions totaled a negative €414 million in the fourth quarter, compared to a negative €545 million in the same period a year earlier. Within this change, Corporate items improved to a negative €432 million from a negative €515 million in the fourth quarter a year earlier. The current period includes an amount of €53 million related to reimbursements to AtoS S.A. (AtoS), which will continue in coming quarters during the post-closing transition phase as AtoS becomes Siemens’ external IT service provider. In addition, Corporate items included a provision of €54 million relating to regional risks.

The prior-year period included expenses of €267 million related to special remuneration for non-management employees, which were allocated primarily to the Sectors in the first quarter of fiscal 2011. In addition, the prior-year period included charges related to legal and regulatory matters, partly offset by a gain on the divestment of a business.

Centrally carried pension expense swung to a positive €18  million from a negative €29 million in the prior-year period, due primarily to lower interest costs and a higher expected return on plan assets.

Improved result from

Corporate Treasury

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a positive €24 million in the fourth quarter, compared to a negative €162 million in the same period a year earlier. This improvement was due mainly to Corporate Treasury activities, which benefited from changes in the fair market value of interest rate and foreign currency derivatives not qualifying for hedge accounting.

Divestment of Siemens IT Solutions and Services      12

Outlook

Divestment of Siemens IT Solutions and Services

In December 2010, Siemens and AtoS signed an option agreement which granted AtoS the right to acquire Siemens IT Solutions and Services. In February 2011, AtoS exercised its option to acquire Siemens IT Solutions and Services in exchange for 12.5 million newly issued shares in AtoS with a five-year lock-up commitment, a five-year convertible bond of €250 million (nominal value) and a cash payment of €177 million. Furthermore, Siemens is providing extensive support in order to foster Siemens IT Solutions and Services’ business success including, among others, up to €250 million for integration and training costs as well as further protections and guarantees. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and

system integration to Siemens. In order to reimburse AtoS for additional costs, which arise in the post-closing transition phase as AtoS becomes Siemens’ external IT service provider, Siemens will pay approximately €200 million over the next two years. Therein in the fourth quarter of fiscal 2011 is an amount of €53 million taken within continuing operations and reported in Corporate Items.

Following signing, Siemens classified Siemens IT Solutions and Services as held for disposal and as discontinued operations. Closing of the transaction was on July 1, 2011 following clearance of the transaction by the relevant antitrust authorities and the approval from AtoS’ shareholders on July 1, 2011. The transaction resulted in a negative pretax earnings impact of

€903 million in fiscal 2011. In particular, this negative earnings impact consists of impairments and restructuring charges of €909 million booked in the first three quarters of fiscal 2011. In the fourth quarter, a gain of €6 million was recognized upon deconsolidation of Siemens IT Solutions and Services. In addition to these transaction-related results, and as previously disclosed, Siemens took charges in fiscal 2011 related to establishing Siemens IT Solutions and Services as a separate legal group. Charges reported within discontinued operations related to carve-out activities were €14 million for the quarter and €90 million for the full fiscal year. Charges related to personnel-related matters within discontinued operations were €9 million for the quarter and €78 million in fiscal 2011. Siemens expects the transaction to result in substantial cash outflows in coming quarters.

Outlook for fiscal 2012

For fiscal 2012 we expect moderate organic revenue growth compared to fiscal 2011, and orders again exceeding revenues for a book-to-bill well above 1. We anticipate continued strong earnings performances in our businesses, despite ongoing pricing pressure and higher operating expenses. We set our goal for fiscal 2012 income from continuing operations based on the high level we achieved in the prior year, excluding the net positive effect of €1.0 billion related to Areva that lifted income to €7.0 billion in fiscal 2011. Our expectations for income include anticipated profit impacts related to repositioning activities at NSN and in the Healthcare Sector and higher pension expenses.

This outlook excludes significant portfolio effects and impacts related to legal and regulatory matters. It is also conditional on continued revenue growth, particularly for businesses that are sensitive to short-term changes in the economic environment.

Notes and Forward-Looking Statements      13

Notes and Forward-Looking Statements

All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings.

Financial Publications are available for download at: www.siemens.com/ir g

Publications & Events.

New orders and order backlog; adjusted or organic growth rates of revenue and new orders; book-to-bill ratio; Total Sectors Profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see “Supplemental financial measures” and the related discussion in Siemens’ annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Starting today at 9.00 a.m. CET, we will provide a live video webcast of the annual press conference with CEO Peter Löscher and CFO Joe Kaeser. You can access the webcast at www.siemens.com/pressconference.

The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well.

Also today at 4.00 p.m. CET, you can follow a conference in English with analysts and investors live on the Internet by going to www.siemens.com/analystconference.

Effective October 1, 2011 the operating businesses of Siemens are organized in the four Sectors Energy, Healthcare, Industry and Infrastructure & Cities.

On December 2, 2011 Siemens will provide historical comparable financial figures in the new structure on the Investor Relations homepage www.siemens.com/investor/en/.

This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the US$, British £ and the currencies of emerging markets such as China, India and Brazil), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, deterioration in the capital markets, decline in the conditions for the credit business, uncertainty related to the subprime, financial market and liquidity crises, including the sovereign debt crisis in the Eurozone, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures, including reorganization measures relating to its segments; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the performance, measurement criteria and composition of its environmental portfolio; the introduction of competing products or technologies by other companies or market entries by new competitors;

Notes and Forward-Looking Statements      14

changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time resulting for example from natural disasters; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the three months ended September 30, 2011 and 2010

(in millions of €)

	New orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	9/30/11	9/30/10	2011	2010	2011	2010	2011	2010
Sectors
Industry	8,610	8,585	8,818	8,207	395	327	9,213	8,534	1,041	684	7,904	7,823	1,704	1,142	282	272	206	217
Energy	8,775	9,061	7,647	7,174	98	86	7,745	7,260	631	903	1,257	805	1,920	1,793	268	252	187	126
Healthcare	3,812	3,798	3,396	3,384	11	29	3,407	3,413	494	(796)	11,264	11,952	632	694	93	96	160	231

Total Sectors	21,197	21,443	19,861	18,765	504	442	20,365	19,207	2,166	791	20,425	20,580	4,256	3,630	643	620	553	575
Equity Investments	—	—	—	—	—	—	—	—	(49)	(181)	3,382	3,319	—	—	—	—	—	—
Financial Services (SFS)	224	190	215	179	9	11	224	190	123	136	14,602	12,506	65	77	27	13	60	87
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	92	185	100	199	2	12	102	211	(23)	(85)	(397)	(457)	(3)	(45)	2	9	2	3
Siemens Real Estate (SRE)(6)	597	533	105	130	493	404	597	534	2	(25)	4,974	5,067	(102)	(15)	173	121	76	97
Corporate items and pensions	100	144	70	130	44	42	114	173	(414)	(545)	(9,141)	(9,644)	(115)	(53)	26	22	16	26
Eliminations, Corporate Treasury and other reconciling items	(1,054)	(907)	—	—	(1,052)	(911)	(1,052)	(911)	24	(162)	70,398	71,455	(621)	(663)	(1)	(3)	(11)	(14)

Siemens	21,157	21,589	20,351	19,403	—	—	20,351	19,403	1,829	(70)	104,243	102,827	3,480	2,931	869	782	696	774

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Consolidated Financial Statements subject to the audit opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(6)	As of September 30, 2010, Total assets of SRE amounts to €4,554 million after netting of certain intercompany finance receivables with certain intercompany finance liabilities.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the fiscal years ended September 30, 2011 and 2010

(in millions of €)

	New orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	9/30/11	9/30/10	2011	2010	2011	2010	2011	2010
Sectors
Industry	37,594	30,243	31,635	29,093	1,306	1,109	32,941	30,203	3,618	2,658	7,904	7,823	3,475	3,208	676	565	786	784
Energy	34,765	30,122	27,285	25,205	322	315	27,607	25,520	4,141	3,361	1,257	805	2,937	4,322	634	579	525	447
Healthcare	13,116	12,872	12,463	12,281	54	83	12,517	12,364	1,334	653	11,264	11,952	1,887	2,296	284	328	645	709

Total Sectors	85,476	73,237	71,382	66,579	1,682	1,508	73,064	68,087	9,093	6,673	20,425	20,580	8,299	9,826	1,594	1,472	1,956	1,940
Equity Investments	—	—	—	—	—	—	—	—	(26)	(191)	3,382	3,319	116	402	—	—	—	—
Financial Services (SFS)	961	787	908	724	54	63	961	787	428	443	14,602	12,506	344	330	60	95	265	334
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	473	760	510	666	10	30	520	696	(40)	(169)	(397)	(457)	(86)	(155)	6	16	7	12
Siemens Real Estate SRE(6)	2,204	1,941	415	490	1,792	1,438	2,207	1,928	150	250	4,974	5,067	(240)	9	453	328	272	296
Corporate items and pensions	449	606	300	519	151	137	451	656	(273)	(702)	(9,141)	(9,644)	(1,168)	(1,069)	62	57	60	74
Eliminations, Corporate Treasury and other reconciling items	(3,982)	(3,275)	—	—	(3,689)	(3,176)	(3,689)	(3,176)	(90)	(331)	70,398	71,455	(1,381)	(2,300)	(4)	(13)	(50)	(59)

Siemens	85,582	74,055	73,515	68,978	—	—	73,515	68,978	9,242	5,974	104,243	102,827	5,885	7,043	2,171	1,954	2,510	2,598

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Consolidated Financial Statements subject to the audit opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(6)	As of September 30, 2010, Total assets of SRE amounts to €4,554 million after netting of certain intercompany finance receivables with certain intercompany finance liabilities.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)

For the three months and the fiscal years ended September 30, 2011 and 2010

(in millions of €, per share amounts in €)

	$00,000	$00,000	$00,000	$00,000
	Three months ended September 30,		Fiscal years ended September 30,
	2011	2010	2011	2010
Revenue	20,351	19,403	73,515	68,978
Cost of goods sold and services rendered	(14,573)	(14,246)	(51,388)	(48,977)

Gross profit	5,778	5,157	22,127	20,001
Research and development expenses	(1,154)	(1,085)	(3,925)	(3,558)
Marketing, selling and general administrative expenses	(2,799)	(2,744)	(10,297)	(9,666)
Other operating income	111	191	555	839
Other operating expense	(182)	(1,388)	(502)	(1,554)
Income (loss) from investments accounted for using the equity method, net	(25)	(82)	147	9
Interest income	566	541	2,207	2,045
Interest expense	(438)	(450)	(1,716)	(1,759)
Other financial income (expense), net	(28)	(210)	646	(383)

Income from continuing operations before income taxes	1,829	(70)	9,242	5,974
Income taxes	(601)	28	(2,231)	(1,712)

Income (loss) from continuing operations	1,228	(42)	7,011	4,262
Income (loss) from discontinued operations, net of income taxes	3	(354)	(690)	(194)

Net income (loss)	1,231	(396)	6,321	4,068

Attributable to:
Non-controlling interests	59	71	176	169
Shareholders of Siemens AG	1,172	(467)	6,145	3,899
Basic earnings per share
Income (loss) from continuing operations	1.33	(0.13)	7.82	4.72
Income (loss) from discontinued operations	0.01	(0.41)	(0.78)	(0.23)

Net income (loss)	1.34	(0.54)	7.04	4.49

Diluted earnings per share
Income (loss) from continuing operations	1.32	(0.13)	7.73	4.67
Income (loss) from discontinued operations	0.01	(0.41)	(0.77)	(0.23)

Net income (loss)	1.33	(0.54)	6.96	4.44

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited)

For the three months and the fiscal years ended September 30, 2011 and 2010

(in millions of €)

	$00,000	$00,000	$00,000	$00,000
	Three months ended September 30,		Fiscal years ended September 30,
	2011	2010	2011	2010
Net income (loss)	1,231	(396)	6,321	4,068
Currency translation differences	437	(916)	129	1,220
Available-for-sale financial assets	(44)	(6)	(59)	19
Derivative financial instruments	(185)	504	(121)	(149)
Actuarial gains and losses on pension plans and similar commitments	(864)	(411)	(65)	(2,054)

Other comprehensive income, net of tax(1)	(656)	(829)	(116)	(964)

Total comprehensive income	575	(1,225)	6,205	3,104

Attributable to:
Non-controlling interests	78	21	169	212
Shareholders of Siemens AG	497	(1,246)	6,036	2,892

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €7 million and
€(26) million, respectively, for the three months ended September 30, 2011 and 2010 and €8 million and €24 million, respectively, for the fiscal years ended September 30, 2011 and 2010.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)

For the three months ended September 30, 2011 and 2010

(in millions of €)

	Three months ended September 30,
	2011	2010
Cash flows from operating activities
Income from continuing operations	1,228	(42)
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments (1)	824	1,919
Income taxes	601	(28)
Interest (income) expense, net	(128)	(91)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(33)	40
(Gains) losses on sales of investments, net (2)	(40)	(50)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	1	15
(Income) losses from investments (2)	47	152
Other non-cash (income) expenses	(145)	320
Change in current assets and liabilities
(Increase) decrease in inventories	1,001	765
(Increase) decrease in trade and other receivables	(312)	(251)
(Increase) decrease in other current assets	36	(203)
Increase (decrease) in trade payables	943	538
Increase (decrease) in current provisions	133	219
Increase (decrease) in other current liabilities	474	851
Change in other assets and liabilities	(122)	127
Additions to assets held for rental in operating leases	(134)	(201)
Income taxes paid	(307)	(594)
Dividends received	58	41
Interest received	224	186

Net cash provided by (used in) operating activities — continuing operations	4,349	3,713
Net cash provided by (used in) operating activities — discontinued operations	20	224

Net cash provided by (used in) operating activities — continuing and discontinued operations	4,369	3,937
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(869)	(782)
Acquisitions, net of cash acquired	(57)	3
Purchases of investments (2)	(544)	(252)
Purchases of current available-for-sale financial assets	(87)	(13)
(Increase) decrease in receivables from financing activities	(1,175)	(219)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (2)	142	130
Proceeds and (payments) from disposals of businesses	10	55
Proceeds from sales of current available-for-sale financial assets	25	3

Net cash provided by (used in) investing activities — continuing operations	(2,555)	(1,075)
Net cash provided by (used in) investing activities — discontinued operations	(270)	(214)

Net cash provided by (used in) investing activities — continuing and discontinued operations	(2,825)	(1,289)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners	6	55
Repayment of long-term debt (including current maturities of long-term debt)	(2,009)	(45)
Change in short-term debt and other financing activities	(127)	30
Interest paid	(111)	(94)
Dividends paid to non-controlling interest holders	(14)	(94)
Financing discontinued operations (3)	(256)	7

Net cash provided by (used in) financing activities — continuing operations	(2,511)	(141)
Net cash provided by (used in) financing activities — discontinued operations	250	(10)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(2,261)	(151)
Effect of exchange rates on cash and cash equivalents	28	(209)
Net increase (decrease) in cash and cash equivalents	(689)	2,288
Cash and cash equivalents at beginning of period	13,201	11,939

Cash and cash equivalents at end of period	12,512	14,227
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	44	119

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	12,468	14,108

(1)	Amortization, depreciation and impairments, in fiscal 2010, include €1,145 million related to the goodwill impairment at Healthcare’s Diagnostics Division.

(2)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to Investments accounted for using the equity method.

(3)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)

For the fiscal years ended September 30, 2011 and 2010

(in millions of €)

	2011	2010
Cash flows from operating activities
Income from continuing operations	7,011	4,262
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments (1)	2,638	3,743
Income taxes	2,231	1,712
Interest (income) expense, net	(491)	(286)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(209)	(261)
(Gains) losses on sales of investments, net (2)	(1,019)	(72)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(1)	13
(Income) losses from investments (2)	21	54
Other non-cash (income) expenses	70	(57)
Change in current assets and liabilities
(Increase) decrease in inventories	(1,135)	54
(Increase) decrease in trade and other receivables	(609)	(53)
(Increase) decrease in other current assets	(428)	(155)
Increase (decrease) in trade payables	668	(15)
Increase (decrease) in current provisions	56	551
Increase (decrease) in other current liabilities	748	997
Change in other assets and liabilities	(350)	(206)
Additions to assets held for rental in operating leases	(582)	(622)
Income taxes paid	(1,617)	(1,877)
Dividends received	267	529
Interest received	787	686

Net cash provided by (used in) operating activities — continuing operations	8,056	8,997
Net cash provided by (used in) operating activities — discontinued operations	(289)	352

Net cash provided by (used in) operating activities — continuing and discontinued operations	7,767	9,349
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(2,171)	(1,954)
Acquisitions, net of cash acquired	(300)	(434)
Purchases of investments (2)	(889)	(398)
Purchases of current available-for-sale financial assets	(102)	(138)
(Increase) decrease in receivables from financing activities	(1,770)	(192)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (2)	2,108	585
Proceeds and (payments) from disposals of businesses	177	172
Proceeds from sales of current available-for-sale financial assets	38	44

Net cash provided by (used in) investing activities — continuing operations	(2,909)	(2,315)
Net cash provided by (used in) investing activities — discontinued operations	(1,135)	(532)

Net cash provided by (used in) investing activities — continuing and discontinued operations	(4,044)	(2,847)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners	(764)	147
Proceeds from issuance of long-term debt	113	—
Repayment of long-term debt (including current maturities of long-term debt)	(2,046)	(45)
Change in short-term debt and other financing activities	227	(725)
Interest paid	(475)	(437)
Dividends paid	(2,356)	(1,388)
Dividends paid to non-controlling interest holders	(158)	(191)
Financing discontinued operations(3)	(1,408)	(187)

Net cash provided by (used in) financing activities — continuing operations	(6,867)	(2,826)
Net cash provided by (used in) financing activities — discontinued operations	1,424	180

Net cash provided by (used in) financing activities — continuing and discontinued operations	(5,443)	(2,646)
Effect of exchange rates on cash and cash equivalents	5	167
Net increase (decrease) in cash and cash equivalents	(1,715)	4,023
Cash and cash equivalents at beginning of period	14,227	10,204

Cash and cash equivalents at end of period	12,512	14,227
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	44	119

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	12,468	14,108

(1)	Amortization, depreciation and impairments, in fiscal 2010, include €1,145 million related to the goodwill impairment at Healthcare’s Diagnostics Division.

(2)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(3)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (preliminary and unaudited)

As of September 30, 2011 and 2010

(in millions of €)

	9/30/11	9/30/10
ASSETS
Current assets
Cash and cash equivalents	12,468	14,108
Available-for-sale financial assets	477	246
Trade and other receivables	14,847	15,502
Other current financial assets	2,899	2,610
Inventories	15,143	14,950
Income tax receivables	798	790
Other current assets	1,264	1,258
Assets classified as held for disposal	4,917	715

Total current assets	52,813	50,179

Goodwill	15,706	15,763
Other intangible assets	4,444	4,969
Property, plant and equipment	10,477	11,748
Investments accounted for using the equity method	4,966	4,724
Other financial assets	11,855	10,765
Deferred tax assets	3,206	3,940
Other assets	776	739

Total assets	104,243	102,827

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	3,660	2,416
Trade payables	7,677	7,899
Other current financial liabilities	2,247	1,401
Current provisions	5,168	5,138
Income tax payables	2,032	1,816
Other current liabilities	21,020	21,794
Liabilities associated with assets classified as held for disposal	1,756	146

Total current liabilities	43,560	40,610

Long-term debt	14,280	17,497
Pension plans and similar commitments	7,307	8,464
Deferred tax liabilities	595	577
Provisions	3,654	3,332
Other financial liabilities	824	971
Other liabilities	1,867	2,280

Total liabilities	72,087	73,731

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	6,011	5,986
Retained earnings	25,881	22,998
Other components of equity	(68)	(8)
Treasury shares, at cost (2)	(3,037)	(3,373)

Total equity attributable to shareholders of Siemens AG	31,530	28,346

Non-controlling interests	626	750

Total equity	32,156	29,096

Total liabilities and equity	104,243	102,827

(1)	Authorized: 1,117,803,421 and 1,111,513,421 shares, respectively.
Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	39,952,074 and 44,366,416 shares, respectively.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

New orders, Revenue, Profit, Profit margin developments and growth rates for Sectors and Divisions

For the three months ended September 30, 2011 and 2010

(in millions of €)

	New orders						Revenue						Profit(1)(2)			Profit margin
	2011	2010	% Change		therein		2011	2010	% Change		therein		2011	2010	% Change	2011	2010
			Act- ual	Adj- usted(3)	Cur- rency	Port- folio			Act- ual	Adj- usted(3)	Cur- rency	Port- folio
Sectors and Divisions
Industry Sector	8,610	8,585	0%	3%	(3)%	0%	9,213	8,534	8%	11%	(3)%	0%	1,041	684	52%	11.3%	8.0%
Industry Automation	1,887	1,723	10%	11%	(3)%	1%	2,058	1,816	13%	14%	(3)%	2%	398	323	23%	19.3%	17.8%
Drive Technologies	2,248	1,735	30%	32%	(3)%	0%	2,337	2,014	16%	19%	(3)%	0%	307	268	14%	13.1%	13.3%
Building Technologies	2,059	2,021	2%	6%	(4)%	0%	2,059	1,949	6%	9%	(4)%	0%	135	134	0%	6.6%	6.9%
Industry Solutions	1,612	2,056	(22)%	(18)%	(3)%	(1)%	1,755	1,659	6%	12%	(4)%	(2)%	87	(131)	n/a	4.9%	(7.9)%
Mobility	1,643	1,621	1%	2%	(2)%	1%	1,711	1,756	(3)%	(2)%	(2)%	1%	125	102	23%	7.3%	5.8%
Energy Sector	8,775	9,061	(3)%	0%	(3)%	0%	7,745	7,260	7%	11%	(4)%	0%	631	903	(30)%	8.1%	12.4%
Fossil Power Generation	2,348	3,533	(34)%	(31)%	(3)%	0%	2,616	2,499	5%	9%	(4)%	0%	407	371	10%	15.6%	14.8%
Renewable Energy	2,429	1,454	67%	72%	(5)%	0%	1,157	977	18%	27%	(8)%	0%	(154)	97	n/a	(13.3)%	9.9%
Oil & Gas	1,445	1,466	(1)%	0%	(3)%	2%	1,351	1,180	14%	16%	(2)%	1%	129	118	10%	9.6%	10.0%
Power Transmission	1,820	1,848	(1)%	2%	(3)%	0%	1,885	1,879	0%	4%	(4)%	0%	154	214	(28)%	8.2%	11.4%
Power Distribution	927	959	(3)%	0%	(4)%	0%	964	943	2%	6%	(4)%	0%	104	118	(12)%	10.8%	12.5%
Healthcare Sector	3,812	3,798	0%	5%	(4)%	0%	3,407	3,413	0%	4%	(5)%	0%	494	(796)	n/a	14.5%	(23.3)%
therein: Diagnostics	930	968	(4)%	1%	(5)%	0%	935	978	(4)%	0%	(5)%	0%	63	(1,142)	n/a	6.7%	(116.8)%

Total Sectors	21,197	21,443	(1)%	2%	(3)%	0%	20,365	19,207	6%	10%	(4)%	0%	2,166	791	174%

(1)	Profit of the Sectors and Divisions is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

New orders, Revenue, Profit, Profit margin developments and growth rates for Sectors and Divisions

For the fiscal years ended September 30, 2011 and 2010

(in millions of €)

	New orders						Revenue						Profit(1)(2)			Profit margin
	2011	2010	% Change		therein		2011	2010	% Change		therein		2011	2010	% Change	2011	2010
			Actual	Adju- sted(3)	Curr- ency	Port- folio			Actual	Adju- sted(3)	Curr- ency	Port- folio
Sectors and Divisions
Industry Sector	37,594	30,243	24%	24%	0%	0%	32,941	30,203	9%	9%	0%	0%	3,618	2,658	36%	11.0%	8.8%
Industry Automation	7,490	6,421	17%	15%	0%	1%	7,461	6,226	20%	18%	0%	2%	1,415	1,004	41%	19.0%	16.1%
Drive Technologies	9,065	6,981	30%	29%	1%	0%	8,224	6,960	18%	18%	0%	0%	1,087	803	35%	13.2%	11.5%
Building Technologies	7,662	7,132	7%	8%	0%	0%	7,441	6,903	8%	8%	0%	0%	409	401	2%	5.5%	5.8%
Industry Solutions	6,150	6,203	(1)%	2%	(1)%	(2)%	6,024	6,040	0%	3%	(1)%	(3)%	276	(10)	n/a	4.6%	(0.2)%
Mobility	10,224	5,885	74%	72%	1%	1%	6,328	6,508	(3)%	(4)%	0%	0%	429	463	(7)%	6.8%	7.1%
Energy Sector	34,765	30,122	15%	15%	0%	0%	27,607	25,520	8%	9%	(1)%	0%	4,141	3,361	23%	15.0%	13.2%
Fossil Power Generation	12,487	9,920	26%	26%	(1)%	0%	10,203	9,550	7%	8%	(1)%	0%	2,833	1,445	96%	27.8%	15.1%
Renewable Energy	6,884	5,929	16%	17%	(1)%	0%	3,932	3,272	20%	24%	(4)%	0%	(2)	343	n/a	(0.0)%	10.5%
Oil & Gas	5,551	4,943	12%	10%	2%	1%	4,719	4,156	14%	12%	1%	1%	467	455	3%	9.9%	10.9%
Power Transmission	7,271	6,770	7%	8%	0%	0%	6,334	6,143	3%	4%	0%	0%	562	715	(21)%	8.9%	11.6%
Power Distribution	3,397	3,231	5%	5%	(1)%	0%	3,175	3,039	4%	4%	0%	0%	286	398	(28)%	9.0%	13.1%
Healthcare Sector	13,116	12,872	2%	2%	0%	0%	12,517	12,364	1%	2%	0%	0%	1,334	653	104%	10.7%	5.3%
therein: Diagnostics	3,678	3,664	0%	1%	0%	0%	3,667	3,667	0%	0%	0%	0%	300	(804)	n/a	8.2%	(21.9)%

Total Sectors	85,476	73,237	17%	17%	0%	0%	73,064	68,087	7%	8%	0%	0%	9,093	6,673	36%

(1)	Profit of the Sectors and Divisions is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the three months ended September 30, 2011 and 2010

(in millions of €)

	Profit(1)(2)		Income (loss) from investments accounted for using the equity method, net(3)		Financial income (expense), net(4)		Adjusted EBIT(5)		Amortization(6)		Depreciation and impairments of property, plant and equipment and goodwill(7)		Adjusted EBITDA		Adjusted EBITDA margin
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Sectors and Divisions
Industry Sector	1,041	684	14	5	(3)	(1)	1,031	680	86	95	120	123	1,237	897	13.4%	10.5%
Industry Automation	398	323	—	—	—	—	398	323	43	50	29	29	469	402
Drive Technologies	307	268	—	—	—	—	307	268	11	11	45	42	363	322
Building Technologies	135	134	2	2	(1)	—	134	133	22	22	21	24	177	179
Industry Solutions	87	(131)	5	—	1	1	80	(133)	6	7	13	15	100	(111)
Mobility	125	102	7	3	(4)	(3)	123	102	4	5	12	11	139	118
Energy Sector	631	903	(25)	22	2	(6)	654	888	48	24	267	102	969	1,014	12.5%	14.0%
Fossil Power Generation	407	371	14	14	(6)	(3)	399	360	5	4	37	37	442	401
Renewable Energy	(154)	97	(43)	1	(3)	(1)	(107)	97	32	8	177	17	102	122
Oil & Gas	129	118	—	—	(1)	(1)	130	119	6	7	18	15	154	140
Power Transmission	154	214	4	8	13	(1)	137	207	2	3	24	22	164	232
Power Distribution	104	118	—	—	(1)	(1)	105	119	3	3	10	10	117	131
Healthcare Sector	494	(796)	4	(8)	(10)	11	501	(799)	80	98	80	1,279	661	577	19.4%	16.9%
therein: Diagnostics	63	(1,142)	—	(9)	1	2	62	(1,135)	46	61	55	1,246	163	172

Total Sectors	2,166	791	(8)	19	(12)	3	2,186	769	214	216	468	1,503	2,867	2,488

Equity Investments	(49)	(181)	(50)	(188)	2	7	(1)	—	—	—	—	—	(1)	—
Financial Services (SFS)	123	136	29	64	87	56	7	16	2	3	58	84	67	102
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(23)	(85)	4	6	—	1	(28)	(92)	1	1	1	2	(26)	(90)
Siemens Real Estate (SRE)	2	(25)	—	—	(22)	(9)	24	(16)	—	1	76	97	100	81
Corporate items and pensions	(414)	(545)	—	—	(23)	(54)	(391)	(491)	3	13	13	13	(375)	(464)
Eliminations, Corporate Treasury and other reconciling items	24	(162)	(1)	18	67	(123)	(42)	(56)	—	—	(11)	(14)	(54)	(70)

Siemens	1,829	(70)	(25)	(82)	100	(119)	1,754	130	220	233	604	1,685	2,578	2,049

(1)	Profit of the Sectors and Divisions as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(4)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(5)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(6)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(7)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €128 million in the current period and €1.145 billion in the prior-year period, respectively.

Due to rounding numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the fiscal years ended September 30, 2011 and 2010

(in millions of €)

	Profit(1)(2)		Income (loss) from investments accounted for using the equity method, net(3)		Financial income (expense), net(4)		Adjusted EBIT(5)		Amortization(6)		Depreciation and impairments of property, plant and equipment and goodwill(7)		Adjusted EBITDA		Adjusted EBITDA margin
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Sectors and Divisions
Industry Sector	3,618	2,658	37	13	(11)	(14)	3,592	2,659	349	346	437	438	4,378	3,444	13.3%	11.4%
Industry Automation	1,415	1,004	7	(2)	1	3	1,406	1,004	177	183	100	94	1,683	1,282
Drive Technologies	1,087	803	3	(1)	—	(1)	1,085	804	45	45	156	148	1,286	997
Building Technologies	409	401	7	7	(1)	1	404	393	85	77	84	91	572	561
Industry Solutions	276	(10)	9	4	(3)	(3)	269	(11)	27	25	53	59	349	73
Mobility	429	463	11	5	(7)	(13)	425	471	15	15	44	47	485	533
Energy Sector	4,141	3,361	12	78	828	(22)	3,301	3,305	111	93	541	353	3,953	3,752	14.3%	14.7%
Fossil Power Generation	2,833	1,445	33	27	823	(14)	1,976	1,431	15	16	125	123	2,117	1,571
Renewable Energy	(2)	343	(57)	9	—	(3)	55	337	45	29	227	57	328	423
Oil & Gas	467	455	—	—	(3)	(2)	470	457	26	26	63	58	559	541
Power Transmission	562	715	35	36	10	—	517	679	10	11	87	77	613	767
Power Distribution	286	398	1	6	(3)	(2)	288	395	15	11	34	33	337	439
Healthcare Sector	1,334	653	9	3	3	20	1,322	630	320	317	324	1,538	1,967	2,484	15.7%	20.1%
therein: Diagnostics	300	(804)	—	(9)	5	7	295	(802)	188	200	219	1,422	702	820

Total Sectors	9,093	6,673	58	93	820	(15)	8,215	6,595	781	756	1,303	2,329	10,299	9,680

Equity Investments	(26)	(191)	(44)	(248)	13	35	5	22	—	—	—	—	5	22
Financial Services (SFS)	428	443	92	130	299	268	37	46	9	7	256	326	303	380
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(40)	(169)	12	14	—	4	(52)	(187)	3	2	4	10	(44)	(176)
Siemens Real Estate (SRE)	150	250	—	—	(82)	(47)	232	298	2	2	271	294	504	594
Corporate items and pensions	(273)	(702)	—	—	77	(144)	(350)	(557)	12	24	47	51	(290)	(483)
Eliminations, Corporate Treasury and other reconciling items	(90)	(331)	29	20	10	(196)	(129)	(155)	—	—	(50)	(59)	(179)	(213)

Siemens	9,242	5,974	147	9	1,137	(97)	7,958	6,061	807	791	1,831	2,952	10,596	9,805

(1)	Profit of the Sectors and Divisions as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.
(3)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(4)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(5)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(6)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(7)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €128 million and €1.145 billion for the fiscal years ended September 30, 2011 and 2010, respectively.

Due to rounding numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (III) (continuing operations — preliminary and unaudited)

External revenue of Sectors and Financial Services (SFS) by regions

For the fiscal years ended September 30, 2011 and 2010

(in millions of €)

	External revenue (location of customer)
	Europe, C.I.S.(1), Africa, Middle East			therein Germany			Americas			Asia, Australia			Total
	2011	2010	% Change	2011	2010	% Change	2011	2010	% Change	2011	2010	% Change	2011	2010	% Change
Sectors
Industry Sector	17,262	16,251	6%	6,857	6,103	12%	7,234	6,551	10%	7,139	6,291	13%	31,635	29,093	9%
Energy Sector	15,368	14,800	4%	2,041	2,118	(4)%	7,545	6,558	15%	4,371	3,847	14%	27,285	25,205	8%
Healthcare Sector	4,489	4,681	(4)%	992	1,056	(6)%	5,233	5,142	2%	2,741	2,459	11%	12,463	12,281	1%
Financial Services (SFS)	526	458	15%	211	146	44%	376	255	47%	6	11	(50)%	908	724	25%
Reconciliation to Siemens	1,020	1,368	(25)%	709	799	(11)%	104	136	(24)%	100	170	(41)%	1,224	1,675	(27)%

Siemens	38,666	37,558	3%	10,810	10,222	6%	20,492	18,642	10%	14,357	12,778	12%	73,515	68,978	7%

	External revenue of Sectors and Financial Services (SFS) as a percentage of regional and Siemens total revenue
	Percentage of regional external revenue (location of customer)												Percentage of Siemens
	Europe, C.I.S.(1), Africa, Middle East			therein Germany			Americas			Asia, Australia			Total revenue
	2011	2010	Change	2011	2010	Change	2011	2010	Change	2011	2010	Change	2011	2010	Change
			in pp			in pp			in pp			in pp			in pp
Sectors
Industry Sector	54%	56%	(1.3) pp	22%	21%	0.7 pp	23%	22%	0.3 pp	23%	22%	0.9 pp	43%	42%	0.9 pp
Energy Sector	56%	59%	(2.4) pp	7%	8%	(0.9) pp	28%	26%	1.6 pp	16%	15%	0.8 pp	37%	37%	0.6 pp
Healthcare Sector	36%	38%	(2.1) pp	8%	9%	(0.6) pp	42%	42%	0.1 pp	22%	20%	2.0 pp	17%	18%	(0.9) pp
Financial Services (SFS)	58%	63%	(5.2) pp	23%	20%	3.1 pp	41%	35%	6.2 pp	1%	2%	(0.9) pp	1%	1%	0.2 pp
Reconciliation to Siemens	83%	82%	1.7 pp	58%	48%	10.2 pp	9%	8%	0.4 pp	8%	10%	(2.0) pp	2%	2%	(0.8) pp

Siemens	53%	54%	(1.9) pp	15%	15%	(0.1) pp	28%	27%	0.8 pp	19%	19%	1.0 pp	100%	100%

(1)	Commonwealth of Independent States.

Due to rounding, numbers presented may not add up precisely to totals provided.

Munich, November 10, 2011

Legal proceedings

Information regarding investigations and other legal proceedings, as well as the potential risks associated with such proceedings and their potential financial impact on Siemens, is included in the Company’s Consolidated Financial Statements as of September 30, 2010 (Consolidated Financial Statements).

Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Consolidated Financial Statements are described below.

Public corruption proceedings

Governmental and related proceedings

As previously reported, Siemens AG voluntarily reported a case of attempted public corruption in connection with a 2010 project in Kuwait to the U.S. Department of Justice, the U.S. Securities and Exchange Commission, and the Munich public prosecutor in May 2011. Siemens is cooperating with the authorities in their ongoing investigations which also relate to certain employees.

In July 2011, the Nuremberg-Fuerth public prosecutor notified Siemens AG of an investigation against several employees in connection with payments related to the healthcare business in the Caribbean. Siemens is cooperating with the public prosecutor.

In July 2011, the Munich public prosecutor notified Siemens AG of an investigation against an employee in connection with payments to a supplier related to the oil and gas business in Central Asia entered into from 2000 to 2009. Siemens is cooperating with the public prosecutor.

In October 2011, the Turkish Prime Ministry Inspection Board notified Siemens A.S. Turkey of an investigation in connection with alleged bribery in Turkey and Iraq from 1999 to 2007. Siemens is cooperating with the authority.

In 2011, the Brasilia public prosecutor, Brazil, has opened proceedings to assess allegations against Siemens in connection with a 2007 metro project.

As previously reported, authorities in Russia were conducting an investigation into alleged misappropriation of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005. On July 5, 2011, the investigation was closed with respect to all material charges.

As previously reported, on March 9, 2009, Siemens AG received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applied to contracts with the UN Secretariat and stemmed from Siemens AG’s guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. On December 22, 2009, Siemens AG filed a request to lift the existing suspension. Effective January 1, 2011, the UNPD lifted the suspension against Siemens AG.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. GPIC’s investigation is focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving – among others – former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. Both investigations may have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and may affect the future business activities of Siemens in Greece. In January 2011, the GPIC alleged in a letter to Siemens that the damage suffered by the Greek state amounts to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. While Siemens rejects these allegations as unfounded and continues to defend itself, Siemens and the Greek state have engaged in discussions to resolve the matter.

As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) was conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against – among others – Siemens Ltd. Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. On November 22, 2010, the Nigerian Government and Siemens Nigeria entered into an out of court settlement, obligating Siemens Nigeria to make a payment in the mid double-digit euro million range to Nigeria in exchange for the Nigerian Government withdrawing these criminal charges and refraining from the initiation of any criminal, civil or other actions – such as a debarment – against Siemens Nigeria, Siemens AG, and Siemens employees.

As previously reported, the Vienna public prosecutor, Austria, is conducting an investigation into payments between 1999 and 2006 relating to Siemens AG Austria and its subsidiary Siemens VAI Metal Technologies GmbH & Co. for which valid consideration could not be identified. In September 2011, the Vienna public prosecutor extended the investigations to include a potential corporate liability of Siemens AG Austria for tax evasion. Siemens is cooperating with the authorities.

As previously reported, in 2009, the Anti-Corruption Commission of Bangladesh (ACC) filed criminal charges against two current and one former employee of Siemens Bangladesh’s Healthcare business. It is alleged that the employees colluded with employees of a public hospital to overcharge for the delivery of medical equipment in the period before 2007. The ACC has not substantiated the criminal charges within the time limit provided by local law. Siemens Bangladesh filed a motion to dismiss the charges. The court has stayed its proceedings.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery or other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

Civil litigation

As previously reported, Siemens was approached by a competitor to discuss claims it believed it had against the Company. The alleged claims related to allegedly improper payments by the Company in connection with the procurement of public and private contracts. Siemens and the competitor were able to resolve the matter on mutually agreeable terms.

As previously reported, a securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. In March 2011, the Court granted the Company’s motion to dismiss the action. The plaintiffs’ motion to reconsider was denied by the court. Plaintiffs did not appeal the court’s decision. Accordingly, the dismissal is final.

Antitrust proceedings

As previously reported, in April 2007, Siemens AG and former VA Tech companies filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and former VA Tech companies for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for power substations. The fine imposed on Siemens AG amounted to €396.6 million and was paid by the Company in 2007. The fine imposed on former VA Tech companies, which Siemens AG acquired in July 2005, amounted to €22.1 million. In addition, former VA Tech companies were declared jointly liable with Schneider Electric for a separate fine of €4.5 million. On March 3, 2011, the European Court of First Instance dismissed the case regarding the fine imposed on Siemens AG and re-calculated the fines for the former VA Tech companies. Former VA Tech companies were declared jointly liable with Schneider Electric for a fine of €8.1 million. Siemens AG and former VA Tech companies have appealed the decision.

In addition to these proceedings, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens.

In January 2010, the European Commission launched, as previously reported, an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the US including, among others, Siemens AG. In April 2010, authorities in South Korea and Mexico informed the Company that similar proceedings had been initiated. The official investigations in connection with flexible power transmission systems have been closed. Siemens had been cooperating with all authorities.

As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 million to €0.120  million and from €0.640  million to €0.110  million regarding VA Technologie AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority, based on alleged breaches of law, filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines. The extraordinary appeal from the Competition Authority was rejected with legally binding effect by the Court of Appeal on January 27, 2010. On April 6, 2010, the Competition Authority filed another extraordinary appeal with the Supreme Court. In April 2011, the Supreme Court sustained the extraordinary appeal of the Competition Authority and remanded the case for a new decision to another chamber of the Court of Appeal. In September 2011, the Court of Appeal confirmed the original administrative fines. This decision is not appealable.

On September 27, 2011, the Israelian Antitrust Authority requested Siemens to present its legal position regarding an alleged anti-competitive arrangement in the field of gas-insulated switchgear, which was in place between April 1988 and April 2004. Siemens is cooperating with the authority.

As previously reported, on November 16, 2010, the Greek Competition Authority searched the premises of Siemens S.A. in Athens in response to allegations of anti-competitive practices in the field of telecommunication and security. Siemens is cooperating with the authority.

As previously reported, on December 15, 2010, and on March 7, 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi in Istanbul, in response to allegations of anti-competitive agreements. Siemens is cooperating with the authority.

As previously reported, on February 11, 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, among others those of Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A. The investigation addresses allegations of anti-competitive agreements in relation to a tender of the procurement entity for the public healthcare sector in the region of Campania for the supply of medical equipment in 2009. On May 5, 2011, the Italian Antitrust Authority sent a Statement of Objections to the companies under investigation which confirmed that the proceedings against Siemens Healthcare Diagnostics S.r.l. were closed, but accused Siemens S.p.A. of having participated in an anti-competitive arrangement. On August 5, 2011, the Italian Antitrust Authority fined several companies, including Siemens S.p.A. for alleged anti-competitive behavior. The fine imposed on Siemens S.p.A. amounts to €1.1 million. The company appealed the decision.

On September 26, 2011, the Competition Commission of Pakistan requested Siemens to present its legal position regarding an alleged anti-competitive arrangement in the field of transformers and air-insulated switchgears which has been in place since 2007. Siemens is cooperating with the authority.

In October 2011, the local Antitrust Authority in Rovno, Ukraine, notified DP Siemens Ukraine of an investigation into anti-competitive practices in connection with a delivery of medical equipment to a public hospital in 2010. Siemens is cooperating with the authority.

Other proceedings

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27 percent. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim; it now amounts to €1.94 billion. In April 2009, TVO rejected the claims and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay amounting to approximately €1.43 billion based on an estimated completion of the plant in June 2012 with a delay of 38 months. Since then the estimated time of completion of the plant has been further delayed, which could increase the counterclaims.

As previously reported, Siemens AG terminated its joint venture with Areva S.A. (Areva) in early 2009. Thereafter Siemens AG entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens AG. Areva sought an order enjoining Siemens AG from pursuing such negotiations with Rosatom, a declaration that Siemens AG is in material breach of its contractual obligations and a reduction of the price payable to Siemens AG for its stake in the Areva NP S.A.S. joint venture. The final award of the arbitral tribunal was notified on May 19, 2011. According to this award, Siemens had to pay Areva liquidated damages of €648 million plus interest. Pursuant to the arbitral award, the disputed non-compete obligation was reduced to four years (ending on September 25, 2013).

As previously reported, Siemens is involved in a power plant construction project in the United States in which one of the other parties to the project filed an arbitration proceeding in June 2011 asserting material claims against certain other parties to the project. While no claims are being asserted against Siemens in the arbitration at this time, it is possible that such claims against Siemens may follow as matters progress.

As previously reported, OSRAM is party to a number of patent lawsuits involving Samsung group companies and LG group companies. On the one hand, OSRAM has sued Samsung group companies and/or LG group companies in the United States, South Korea, Germany, China and Japan for patent infringements, and is requesting injunctions against unauthorized use of the asserted patents and, in some cases, import bans and compensation. In addition, OSRAM has commenced patent invalidation lawsuits relating to LG patents and Samsung patents on Light Emitting Diode (LED) technology in South Korea and relating to LG patents on LED technology in China.

Samsung group companies and/or LG group companies have, on the other hand, initiated patent invalidation lawsuits relating to OSRAM patents on LED technology, in particular white LEDs, in South Korea, Germany, China and Japan. In addition, Samsung group companies and/or LG group companies have filed patent infringement lawsuits in various jurisdictions, such as the USA, South Korea and China, requesting injunctions against unauthorized use of the asserted patents and, in some cases, import bans and compensation from OSRAM. The patent infringement lawsuits initiated by LG group companies partly involve direct and indirect customers of OSRAM, including Siemens. OSRAM is defending itself in these lawsuits.

As previously reported, in December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director were accused of having manipulated the tender procedure. In October 2010, the investigation was closed.

As previously reported, Russian authorities are conducting widespread investigations regarding possible fraudulent activities of resellers and governmental officials relating to procurement of medical equipment in the public sector. As is the case with other providers of medical equipment, OOO Siemens Russia has received numerous information requests and inquiries were made on-site by the authorities regarding tenders in the public healthcare sector. OOO Siemens Russia is cooperating in the ongoing investigations which also relate to certain individual employees.

As previously reported, in June 2009, Siemens AG and two of its subsidiaries voluntarily self-reported, among others, possible violations of U.S. Export Administration Regulations to the responsible U.S. authorities. On October 4, 2011, the U.S. Department of Commerce notified Siemens that it closed the case without taking further action. On October 5, 2011, the U.S. Department of the Treasury notified Siemens that it opened an investigation. Siemens is cooperating with the authorities.

This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the US$, British £ and the currencies of emerging markets such as China, India and Brazil), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, deterioration in the capital markets, decline in the conditions for the credit business, uncertainty related to the subprime, financial market and liquidity crises, including the sovereign debt crisis in the Eurozone, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures, including reorganization measures relating to its segments; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the performance, measurement criteria and composition of its environmental portfolio; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics

(particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time resulting for example from natural disasters; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: November 10, 2011	/S/ DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/S/ DR. JUERGEN M. WAGNER
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling